Exhibit 99.1
FOR IMMEDIATE RELEASE
CRAFT BREWERS ALLIANCE
REPORTS THIRD QUARTER 2010 RESULTS
Reports Revenue Growth of 15 Percent;
Completes Merger with Kona Brewing Co., Inc.
Portland, Ore. (November 12, 2010) — Craft Brewers Alliance, Inc. (CBA) (Nasdaq: HOOK), an independent craft brewing company, reported net sales for the third quarter of 2010 of $36.7 million, reflecting growth of 15 percent as compared with the third quarter of 2009. Net income for the third quarter of 2010 was $376,000, or $0.02 per share on a basic and diluted basis, as compared with $94,000, or $0.01 per share on a basic and diluted basis for the same period in the prior year.
Significant financial highlights for the third quarter of 2010 and recent developments include:
•	Net revenues increased by 15 percent over the same quarter a year ago

•	Total shipments increased by 11 percent to 165,400 barrels

•	Year-to-date cash flow from operations grew 50 percent, driving a 37 percent reduction in total debt

•	On October 1, 2010, the company closed its acquisition of Kona Brewing Co., Inc.

•	Favorable modifications to CBA’s primary loan agreement were negotiated, providing available liquidity to close the merger

•	We entered in to a contract brewing agreement with Fulton Street Brewing (Goose Island) to support growth in our affiliate’s product demand
“We are pleased that shipments and the resulting sales revenues demonstrated strong growth compared with the levels achieved a year ago,” said Terry Michaelson, CBA’s CEO. “This growth supported our ability to continue to generate profitability and operating cash flows even as we are making strategic investments in sales and marketing expenditures. We believe that these strategic expenditures are vital to secure longer-term growth in targeted markets and capture improved market share.”
Operating Results
Net sales increased by $4.7 million, or 15 percent, to $36.7 million for the third quarter of 2010 from $32.0 million for the corresponding period a year ago, primarily due to an increase in shipments, increased alternating proprietorship revenues, and a net sales price increase for the Company’s products sold to wholesalers. Total shipments for the third quarter were 165,400 barrels, an 11 percent increase over last year, reflecting strength in the Kona and Redhook brands

Craft Brewers Alliance Reports Third Quarter 2010 Results	Page 2 of 3
and growth in the company’s contract brewing business. Depletion growth for the third quarter was two percent. During the third quarter, the Company signed a contract brewing arrangement with Fulton Street Brewing, an affiliate of the Company, under which the Company will brew Goose Island branded product for the next three years, beginning in the first quarter of 2011.
Cost of sales at $28.1 million for the third quarter of 2010 increased $3.4 million or 14 percent from $24.7 million for the third quarter of 2009, driven by the increase in shipments for the period. Gross margin for the 2010 third quarter improved by 60 basis points versus the quarter a year ago. During the third quarter of 2010, the Company incurred costs associated with a significant quantity of beer brewed at one of its facilities that was disposed in the quarter, as it did not meet CBA’s exacting quality standards. At September 30, 2010, all production issues were resolved and the Company is producing beer at normal seasonal levels that meets its quality standards at each of its facilities.
Selling, general and administration expense for the third quarter of 2010 increased 15 percent to $7.7 million from $6.7 million for the third quarter of 2009. The increase was primarily due to a significant increase in sales and marketing costs, principally promotions, festivals, sampling and sponsorship activity, point of sale and related trade merchandise. This increase in sales and marketing expense is in line with CBA’s strategic focus.
CBA’s operating profit for the third quarter of 2010 was $558,000, a $30,000 decrease, or five percent, from $588,000 for the third quarter a year ago. The decrease in operating profit was due primarily to $353,000 in non-recurring merger expenses associated with the Kona merger, and increased sales, general and administrative expenses, partially offset by an increase in revenues for the third quarter of 2010 due to an increase in shipments and a higher average sales price. The average revenue per barrel increased by three percent for shipments of beer through the A-B distribution network from the third quarter of 2009 to the third quarter of this year.
Cash Flow and Liquidity
Year-to-date cash provided by operating activities improved 50 percent to $8.8 million compared with $5.8 million for the first nine months ended 2009. CBA utilized the cash provided by operations for the first nine months ended September 30, 2010, primarily to pay off its borrowing under its line of credit and to fund its capital expenditures for the period. CBA’s debt as a percentage of total capitalization (total debt and common stockholders’ equity) was 18 percent and 25 percent at September 30, 2010 and December 31, 2009, respectively.
Merger with Kona Brewing Co., Inc.
On October 1, 2010, CBA completed the merger with Kona Brewing Co., Inc. (KBC), which it had previously announced August 3, 2010. CBA paid $14.1 million in exchange for all of the outstanding KBC common stock. The consideration paid by CBA was $6.1 million in cash and the balance in the form of 1,667,000 shares of CBA’s common stock. On October 1, 2010, CBA used its newly expanded line of credit to fund the cash component of the merger consideration.
The brewing facilities located in Kailua-Kona and the restaurants and pubs, which are located in Honolulu, Oahu and Kailua-Kona, Hawaii, will be under the direction of Hawaiian-based management. The merger gives Kona the opportunity to expand its brands and distribution through access to CBA’s mainland sales, marketing, operating and financial resources.

Craft Brewers Alliance Reports Third Quarter 2010 Results	Page 3 of 3
“We have carefully selected partners that share our passion and commitment to creating the highest quality craft beers. Kona exemplifies these traits, which is why our partnership will continue to be successful,” said Mark Moreland, CBA’s CFO. “We are optimistic about the next steps that the combined companies can take to drive the brand’s market share, revenue, earnings and cash flow growth over the long term.”
Modification to Loan Agreement
CBA and its lender executed a modification to its loan agreement effective September 30, 2010 to preserve the Company’s liquidity while allowing the Company to fund the merger with Kona. The significant provisions of the amendment were to increase the maximum borrowing availability under the credit line from $15 million to $22 million, extend the maturity date of the credit line to September 30, 2015, reduce the marginal rates for borrowings under the loan agreement, and reduce the quarterly fees on the unused portion of the line of credit.
Forward-Looking Statements
Statements made in this press release that state the Company’s or management’s intentions, hopes, beliefs, expectations or predictions of the future are forward-looking statements. It is important to note that the Company’s actual results could differ materially from those projected in such forward-looking statements. Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained from time to time in the Company’s SEC filings, including, but not limited to, the Company’s report on Form 10-Q for the quarter ended September 30, 2010. Copies of these documents may be found on the Company’s website, www.craftbrewers.com, or obtained by contacting the Company or the SEC.
About Craft Brewers Alliance
Craft Brewers Alliance owns and operates the Widmer Brothers brewery in Portland, Ore., and Redhook breweries in Woodinville, Wash., and Portsmouth, N.H, and through its wholly owned subsidiary, the Kona brewery in Kailua-Kona, Hawaii. The company distributes its award-winning brews and those of Goose Island throughout the U.S. via a network of wholesale distributors. Redhook, at the forefront of the domestic craft brewing segment since its formation in 1981, is widely recognized for brewing excellence at domestic and international brewing competitions. Widmer Brothers, founded by brothers Kurt and Rob Widmer in 1984, was among the first to introduce U.S. consumers to the American wheat beer style largely through the popularity of its award-winning flagship beer, Widmer Hefeweizen, an unfiltered wheat beer typically served with a lemon. Kona is a Hawaii-born and Hawaii-based craft brewery brewing the freshest beer of exceptional quality reflecting the spirit and passion of the Hawaiian Islands. For more information, visit www.craftbrewers.com.

Media Contact:	Investor Contact:
Ted Lane LANE PR (503) 546-7891 Ted@lanepr.com	Patrick Green (503) 331-7275 Patrick.green@craftbrewers.com
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Craft Brewers Alliance, Inc.
Condensed Consolidated Statements of Operations
(in thousands, except per share amounts)
(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2010	2009	2010	2009
Sales	$39,097	$34,255	$108,064	$101,935
Less excise taxes	2,379	2,216	6,655	6,522

Net sales	36,718	32,039	101,409	95,413
Cost of sales	28,090	24,714	75,536	73,961

Gross profit	8,628	7,325	25,873	21,452
	23.5%	22.9%	25.5%	22.5%
Selling, general and administrative expenses	7,717	6,737	21,467	18,763
Merger-related expenses	353	—	353	225

Operating income	558	588	4,053	2,464
Interest expense	(357)	(531)	(1,165)	(1,668)
Income from equity investments, interest and other, net	338	284	889	582

Income before income taxes	539	341	3,777	1,378
Income tax provision	163	247	1,458	620

Net income	$376	$94	$2,319	$758

Earnings per share:
Basic and diluted earnings per share	$0.02	$0.01	$0.14	$0.04

Weighted average shares outstanding:
Basic	17,119	17,026	17,093	16,981
Diluted	17,232	17,102	17,153	17,014
Craft Brewers Alliance, Inc.
Condensed Consolidated Balance Sheets
(in thousands)
(Unaudited)

	September 30,
	2010	2009
Current assets:
Cash and cash equivalents	$13	$723
Accounts receivable, net	13,065	9,937
Inventories	9,065	10,203
Deferred income tax asset, net	843	931
Other current assets and income tax receivables	2,044	3,870

Total current assets	25,030	25,664
Property, equipment and leasehold improvements, net	94,216	98,891
Intangible and other non-current assets, net	19,002	18,700

Total assets	$138,248	$143,255

Current liabilities:
Accounts payable	$16,564	$12,532
Accrued salaries, wages, severance and payroll taxes	2,992	3,994
Refundable deposits	6,361	6,575
Other accrued expenses	1,131	1,248
Current portion of long-term debt and capital lease obligations	1,550	1,460

Total current liabilities	28,598	25,809

Long-term debt and capital lease obligations, net	17,056	28,182
Other long-term liabilities	9,581	8,818
Total common stockholders’ equity	83,013	80,446

Total liabilities and common stockholders’ equity	$138,248	$143,255

Craft Brewers Alliance, Inc.
Condensed Consolidated Statements of Cash Flows
(in thousands)
(Unaudited)

	Nine Months Ended
	September 30,
	2010	2009
Cash Flows From Operating Activities:
Net income	$2,319	$758
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	5,230	5,528
Income from equity investments	(686)	(324)
Deferred income taxes	1,400	601
Other, including provision for inventory obsolescence	(4)	(2)
Changes in operating assets and liabilities:
Accounts receivable	(1,918)	2,527
Inventories	204	(849)
Income tax receivable and other current assets	1,743	931
Other assets	25	(15)
Accounts payable and other accrued expenses	1,978	(3,613)
Accrued salaries, wages, severance and payroll taxes	(1,440)	597
Refundable deposits	(99)	(293)

Net cash provided by operating activities	8,752	5,846

Cash Flows from Investing Activities:
Expenditures for property, equipment and leasehold improvements	(1,611)	(1,867)
Proceeds from sale of property, equipment and leasehold improvements and other	297	61

Net cash used in investing activities	(1,314)	(1,806)

Cash Flows from Financing Activities:
Principal payments on debt and capital lease obligations	(1,102)	(1,036)
Net repayments under revolving line of credit	(6,400)	(2,500)
Issuance of common stock and other	66	208

Net cash used in financing activities	(7,436)	(3,328)

Increase in cash and cash equivalents	2	712
Cash and cash equivalents, beginning of period	11	11

Cash and cash equivalents, end of period	$13	$723